# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 02/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002124267

## Reporting persons
- Samuel W. Weatherford: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,415,380; shared voting power 0; sole dispositive power 3,415,380; shared dispositive power 0; aggregate amount beneficially owned 3,415,380 (16.3% of the class)
  Comment: Amount in rows 5 and 7 consists of (a) 234,366 membership units ("LLC Units") of Black Rock Coffee Holdings, LLC ("Black Rock OpCo") held by the Bryan D. Pereboom 2021 Trust, (b) 305,366 LLC Units held by the Nicole R. Pereboom 2021 Trust (together with the Bryan D. Pereboom 2021 Trust, the "Pereboom Trusts") and (c) 2,875,648 LLC Units held by Aureata Fuel, LLC, of which the Pereboom Trusts are members. Mr. Weatherford serves as the investment advisor for the Pereboom Trusts. As investment advisor, Mr. Weatherford may be deemed to hold voting and investment power with respect to the shares held by or beneficially owned by the Pereboom Trusts. Mr. Weatherford disclaims beneficial ownership of the shares held by or beneficially owned by the Pereboom Trusts except to the extent of his pecuniary interest therein.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Black Rock Coffee Bar, Inc.'s (the "Issuer") election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 20,893,832 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of March 1, 2026 and (ii) 3,415,380 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Gordon Scharf: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,904,695; shared voting power 0; sole dispositive power 2,904,695; shared dispositive power 0; aggregate amount beneficially owned 2,904,695 (14.3% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo held by Aureata Fuel, LLC. Mr. Scharf serves as the manager of Aureata Fuel, LLC. As the manager of Aureata Fuel, LLC, Mr. Scharf may be deemed to hold voting and investment power with respect to the shares held by Aureata Fuel, LLC. Mr. Scharf disclaims beneficial ownership of the shares held by Aureata Fuel, LLC except to the extent of his pecuniary interest therein.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Black Rock Coffee Bar, Inc.'s (the "Issuer") election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 20,383,147 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of March 1, 2026 and (ii) 2,904,695 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).

## Item 1. Issuer
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, AZ, 85260

## Item 2. Person Filing
Name of person filing: Samuel W. Weatherford and Gordon Scharf
Address of principal business office or, if none, residence: c/o Black Rock Coffee Bar, Inc. 9170 E. Bahia Drive, Suite 101, Scottsdale, AZ 85260
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

## Signatures
- Samuel W. Weatherford: /s/ Samuel W. Weatherford, Samuel W. Weatherford (04/01/2026)
- Gordon Scharf: /s/ Gordon Scharf, Gordon Scharf (04/01/2026)